

December 3, 2021

Caren Currier
CEO, President, Secretary, Treasurer, Director
KAT EXPLORATION, INC.
2313 Hollyhill Lane
Denton, TX 76205

> **Re: KAT EXPLORATION, INC.**
> **Amentment No. 1 to**
> **Registration Statement on Form 10**
> **Filed November 15, 2021**
> **File No. 000-56352**

Dear Ms. Currier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G filed November 15, 2021

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 13

1. We note your response to comments 1 and 2. We also note you deleted disclosure that your officers and directors own over 71% of your common stock. Please tell us whether you have any holders of over 5% of your common stock

Item 11. Description of Registrants Securities to be Registered , page 15

2. We note your response to prior comment 3. We also note Exhibit 3.2, which indicates you are authorized to issue 1000 shares of Series C Super Voting Preferred stock. Please revise Item 11 to identify all series of preferred, describe their terms and file the instruments defining the rights of such securities holders.

Caren Currier
KAT EXPLORATION, INC.
December 3, 2021
Page 2

Item 13. Financial Statements and Supplementary Data, page 17

3.   Please revise your filing to include updated financial statements. Please refer to Rule 8-08 of Regulation S-X.

Exhibits

4.   We note your response to prior comment 4 indicating that you have filed the related party agreements. However, we are unable to find them filed as exhibits. Please file your agreements with executive officers, directors and promoters. See Item 601(b)(10)(ii)(A) of Regulation S-K.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction